UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F             X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                             No             X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                         No             X

3Q21 Results October 29th, 2021

3Q21 Results 2 Disclaimer This document is only provided for information purposes and does not constitute, nor should it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. No one who becomes aware of the information contained in this report should regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Reform Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to or incorporate various assumptions and projections, including projections about the future earnings of the business. The statements contained herein are based on our current projections, but the actual results may be substantially modified in the future by various risks and other factors that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could cause or result in actual events differing from the information and intentions stated, projected or forecast in this document or in other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not as described herein, or if such events lead to changes in the information contained in this document. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on Form 20-F and information on Form 6-K that are filed with the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing restrictions.

3Q21 Results 3

Excellent results and very strong capital generation

NET ATTRIBUTABLE PROFIT[1]
(CURRENT €M)

One of the highest quarterly results ever reported


+31.1%
1,058
1,068
1,294
1,400
3Q19
3Q20
2Q21
3Q21

EPS (€)[1]	3Q19	3Q20	2Q21	3Q21
	0.14	0.15	0.18	0.20

CET1 FULLY LOADED
(%)


13.18%
Sep-21
PRO-FORMA AFTER SHARE BUYBACK[2]
+31 bps
14.17%
14.48%
Jun-21
Sep-21

(1) Net attributable profit and EPS excluding non-recurring impacts (discontinued operations, and net cost related to the restructuring process (2Q21)) for comparison purposes. 3Q21 figures do not include any non-recurring impacts. (2) CET1 Pro-forma includes the deduction of the maximum amount of €3.5 billion of the share buyback program. Such deduction has been implemented in October as per ECB Authorization. (3) ECB authorization for a maximum amount of €3.5 billion, up to 10% of shares. This amount has been calculated as 10% outstanding number of shares (666,788,658) multiplied by share price as of July 22nd (€5.251), reference date for the ECB request.

€3.5 billion[3] share buyback program, one of the largest in Europe

3Q21 Results 4 Delivering on our clear commitment to shareholder value creation TBV / SHARE + DIVIDENDS PROFITABILITY METRICS2 (€/ SHARE) (%) TBV / share . +12 3% +64 bps Dividends 11.1 10.4 ROE 6.55 6.40 1 0.06 1 0.14 5.84 +68 bps 11.7 6.34 6.41 11.0 ROTE Sep-20 Jun-21 Sep-21 6M21 9M21 (1) April 2021 dividend per share (0.06 €) and October 2021 dividend per share (0.08 €). (2) Profitability metrics excluding non-recurring impacts (discontinued & corporate operations, and net cost related to the restructuring process).

3Q21 Results 5

Top messages

1 Strong **core revenue** evolution with NII growth accelerating and outstanding **fee income**

NII + FEE INCOME (constant €): +8.3% vs.3Q20

NII: 5.4% vs.3Q20

FEE INCOME: 18.4% vs.3Q20

2 Leading **efficiency**

EFFICIENCY RATIO (%): 44.7% in 9M21

-83 bps YTD in constant €

vs 62.2% European peers average[1]

3 **Cost of Risk** continues its improving trend, better than expectations

COST OF RISK (YtD)[2]: 0.92%

vs. 1.00% in 2Q21

vs. 1.55% in 2020

vs. 1.04% in 2019

4 **Strong capital generation** and **ample capital buffer** even after share buyback

CET1 FL (%): +31 bps vs Jun-21

CET1 FL PRO-FORMA (%): 13.18% Sep-21 after share buyback[3]

5 Outstanding progress implementing **our strategy**

New customer acquisition through digital channels: +48% vs.9M20

BBVA's 2025 Sustainability Pledge: €75bn 2018-3Q21

(1) European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS, UCG. Data as of 6M21. (2) CoR figures exclude the US business sold to PNC for comparison purposes. (3) CET1 Pro-forma includes the deduction of the maximum amount of €3.5 billion of the share buyback program. Such deduction has been implemented in October as per ECB Authorization.

3Q21 Results 6 3Q21 Profit & Loss Change Change 3Q21/3Q20 3Q21/2Q21 3Q21 % constant % % constant BBVA Group(€m) Net Interest Income 3,753 5.4 5.6 6.1 Net Fees and Commissions 1,203 18.4 17.6 1.1 Net Trading Income 387 11.6 8.4 -23.6 Other Income & Expenses -13 n.s. n.s. n.s. Gross Income 5,330 7.2 7.0 3.5 Operating Expenses -2,378 9.5 9.9 2.9 Operating Income 2,953 5.5 4.8 4.0 Impairment on Financial Assets -622 -20.7 -11.9 -6.0 Provisions and Other Gains and Losses -31 -85.6 -85.5 10.5 Income Before Tax 2,299 27.8 21.3 7.0 Income Tax -640 29.2 24.3 7.0 Non-controlling Interest -259 1.8 -17.0 8.0 Net Attributable Profit (ex non-recurring impacts) 1,400 33.7 31.1 6.8 Discontinued & corporate operations, and net cost related to the 1 0 n.s. n.s. n.s. restructuring process Net Attributable Profit (reported) 1,400 25.3 22.7 94.9 (1) 2Q21 Includes the results from US business sold to PNC and the net cost related to the restructuring process.

3Q21 Results 7 9M21 Profit & Loss Change 9M21/9M20 BBVA Group 9M21 % constant % (€m) Net Interest Income 10,708 2.5 -3.7 Net Fees and Commissions 3,518 19.2 14.2 Net Trading Income 1,472 13.7 7.3 Other Income & Expenses -108 n.s. n.s. Gross Income 15,589 5.6 -0.2 Operating Expenses -6,976 6.5 2.2 Operating Income 8,613 4.9 -2.1 Impairment on Financial Assets -2,202 -46.2 -48.5 Provisions and Other Gains and Losses -229 -72.7 -73.5 Income Before Tax 6,182 89.0 69.3 Income Tax -1,720 91.6 73.5 Non-controlling Interest -735 46.1 13.8 Net Attributable Profit (ex non-recurring impacts) 3,727 99.3 84.9 Discontinued & corporate operations, and net cost related to the 1 -416 -79.5 -79.5 restructuring process Net Attributable Profit (reported) 3,311 n.s. n.s. (1) Includes the results from US business sold to PNC and BBVA USA goodwill impairment in 1Q20, and the net cost related to the restructuring process.

3Q21 Results 8 Strong revenue growth NET INTEREST INCOME NET FEES AND COMMISSIONS (CONSTANT €M) (CONSTANT €M) + 5.4% +6.1% 3,758 + 18.4% +1 Outstanding 3,565 3,560 NII growth .1% 3,541 evolution across 3,409 accelerating 1,205 the board. The driven by activity 1,122 1,192 1,018 1,053 highest quarterly recovery and figure reported spreads over the past improvement years 3Q20 4Q20 1Q21 2Q21 3Q21 3Q20 4Q20 1Q21 2Q21 3Q21 NET TRADING INCOME GROSS INCOME (CONSTANT €M) (CONSTANT €M) + 7.2% +3.5% + 11.6% 5,340 4,979 5,091 5,159 Excellent -23.6% Solid performance despite being 4,648 evolution of core 570 511 impacted by revenues leading 350 390 seasonality to strong YoY 183 growth 3Q20 4Q20 1Q21 2Q21 3Q21 3Q20 4Q20 1Q21 2Q21 3Q21

3Q21 Results 9 Accelerating NII growth driven by activity recovery in higher margin portfolios and positive trend in customer spreads LOAN GROWTH CUSTOMER SPREAD NET INTEREST INCOME YTD %, PERFORMING LOANS UNDER % CONSTANT €, MILLION EUROS MANAGEMENT (CONSTANT €)1 SPAIN Resilient NII despite seasonality effect and interest rates, driven by a more profitable portfolio mix -1.4% 1.89 885 880 0.5% 1.82 867 896 873 1.77 1.76 1.75 -0.1% MEXICO2 NII recovery acceleration backed by activity, especially retail, and higher lending yield +4.4% 6.3% 10.16 1,419 1,481 9.99 1,403 1,392 1,408 0.6% 9.83 9.89 9.97 TURKEY3 Significant NII increase boosted by activity, customer spread recovery and CPI linkers contribution 28.5% +4.8% 6.05 605 635 15.8% 571 486 530 3.90 3.43 2.55 2.88 RETAIL WHOLESALE 3Q20 4Q20 1Q21 2Q21 3Q21 3Q20 4Q20 1Q21 2Q21 3Q21 (1) Mexico and Turkey, according to local GAAP. (2) Loans and customer spreads in Mexican Pesos and USD. (3) Loans and customer spreads in Turkish liras only.

3Q21 Results 10 We continue leading efficiency OPERATING EXPENSES EFFICIENCY RATIO (CONSTANT €M) (%) +3.4 % vs. 11.2% inflation1 RANKING VS +6.5 % EUROPEAN PEERS2 vs. 6.1% inflation1 51.9 6,744 6,976 #1/15 6,548 44.7 9M19 9M20 9M21 2016 2017 2018 2019 2020 9M21 (1) Weighted by operating expenses and excluding USA and Venezuela. (2) European Peer Group: BARC, BNPP, CASA, CMZ, CS, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS, UCG. Peers data as of 6M21. BBVA data as of 9M21.

3Q21 Results 11 Solid risk indicators FINANCIAL ASSETS IMPAIRMENTS NPLs (€M CONSTANT) (€BN) -0.1 €Bn 916 15.5 15.6 15.7 904 15.0 14.9 786 663 623 3Q20 4Q20 1Q21 2Q21 3Q21 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 Great underlying risk evolution COST OF RISK NPL & COVERAGE RATIOS (%, YTD) (%) COVERAGE 85% 82% 81% 75% 77% 80% 1.68% 1.55% 1.17% 1.04% 1.00% 0.92% 4.2% 4.1% 4.2% 4.3% 4.2% 4.0% NPL 2019 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 2019 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 NOTE: Excludes the US business sold to PNC for comparison purposes. CoR evolution better than expected We now expect to end the year below 100 bps

3Q21 Results 12 Strong capital generation CET1 FULLY-LOADED (QUARTERLY EVOLUTION %, BPS) +31 bps 13.18% Sep-21 +45 bps +9 bps 14.48% PRO-FORMA AFTER 14.17% SHARE BUYBACK2 -21 bps -3 bps 8.60% CET1 SREP requirement Jun.2021 Results Dividend RWAs Activity Others1 Sep.2021 Accrual & (in constant €) AT1 Coupons (1) Explained, to a great extent, by credit risk parameters update, minority interests and market related impacts. (2) CET1 Pro-forma includes the deduction of the maximum amount of €3.5 billion of the share buyback program. Such deduction has been implemented in October as per ECB Authorization.

3Q21 Results 13

Customer acquisition and sales growth through digital channels

NEW CUSTOMERS DIGITAL ACQUISITION[1]

(CUSTOMERS ACQUIRED THROUGH DIGITAL CHANNELS, THOUSANDS AND % OF TOTAL ACQUISITIONS)


32%
37%
1,684
2,493
9M20
9M21

DIGITAL ACQUISITION
+48%
9M21 vs 9M20

All-time record in digital customer acquisition

GROUP DIGITAL SALES[2]

(% OF TOTAL SALES YTD)


UNITS
54.3
61.6
67.4
72.2
PRV3
32.2
42.4
47.4
54.5
Sep-18
Sep-19
Sep-20
Sep-21

(1) Gross customer acquisition through own channels for the retail segment. Excludes the US business sold to PNC. (2) Group exclude USA, Venezuela, Chile and Paraguay. (3) Product Relative Value as a proxy of lifetime economic representation of units sold. (4) According to 'The Forrester Digital Experience Review™: European Mobile Banking Apps, Q3 2021'.

Digital experience leader in European mobile banking five years in a row[4]

3Q21 Results 14

Advancing in our clear commitment to sustainability

BBVA at the forefront of the industry in sustainable finance commitment

Cutting-edge sustainable solutions to help our clients in their transition to a more sustainable future

/ SUSTAINABLE FINANCING

(€BN)


€8 Bn
CHANNELED
IN 3Q21
€200 Bn
PLEDGE
Total channeled
€75 Bn
3Q21
2018
2019
2020
2021
2022
2023
2024
2025

/ CARBON FOOTPRINT CALCULATOR FOR INDIVIDUALS AND COMPANIES



First bank to offer a carbon footprint calculator to its clients

Further portfolio alignment to comply with Net Zero 2050:
2030 decarbonization goals in CO2 intensive selected industries to be announced during COP26

3Q21 Results 15 €3.5 billion share buyback program, one of the largest in Europe Maximum amount: First tranche execution €3.5 billion1 €1.5 billion2 or up to 10% of shares Estimated period: 3-4 months Maximum term of 12 months Program starts after the Investor Day To be executed in several tranches ECB authorization received (1) Calculated as 10% outstanding number of shares (666,788,658) multiplied by share price as of July 22nd (€5.251), reference date for the ECB request. (2) The maximum number of shares to be acquired can not exceed 637,770,016 shares, (representing, approximately, 9.6% of BBVA’s share capital at the time of the Board of Directors’ resolution).

Business Areas

3Q21 Results 17

Spain

Profit & Loss (€m)	3Q21	Δ (%) vs 3Q20	Δ (%) vs 2Q21	9M21	Δ (%) vs 9M20
Net Interest Income	873	-1.4	-2.6	2,635	-1.9
Net Fees and Commissions	534	21.1	-3.1	1,592	18.0
Net Trading Income	22	-57.4	-73.1	305	40.7
Other Income & Expenses	65	-39.4	n.s.	19	-86.9
Gross Income	1,493	0.6	5.9	4,550	3.6
Operating Expenses	-746	-0.6	-0.1	-2,245	-1.7
Operating Income	748	1.8	12.5	2,305	9.2
Impairment on Financial Assets	-59	-69.4	-62.7	-402	-62.6
Provisions & other gains (losses)	-40	-38.0	148.2	-242	-43.7
Income Before Tax	649	35.9	32.3	1,662	174.5
Income Tax	-171	47.5	35.5	-437	226.1
Net Attributable Profit	478	32.3	31.2	1,223	160.9

ACTIVITY (SEP-21)


YtD +0.2%
€Bn 165.9
YoY +1.1%
Mortgages 69.5 -0.9%
Consumer + Credit Cards 14.8 +8.9%
Very small businesses 15.4 +2.2%
Other Commercial 19.3 +8.5%
Corporates + CIB 22.8 -6.4%
Public sector 13.9 +0.8%
Others 10.2 +9.0%
Lending¹
YtD -0.7%
€Bn 266.7
YoY +4.0%
Demand Deposits 178.8 +7.7%
Time Deposits 20.8 -30.1%
Off-BS Funds 67.1 +10.2%
Cust. Funds

Note: Activity excludes repos. (1) Performing loans under management.

KEY RATIOS

CUSTOMER SPREAD (%)


1.89
1.76
1.75
Customer spread
1.89
1.75
1.74
Yield on loans
0.01
-0.01
-0.01
Cost of deposits
3Q20
2Q21
3Q21

ASSET QUALITY RATIOS (%)


67.6
64.4
65.5
Coverage
4.32
4.17
4.09
NPL ratio
0.80
0.41
0.32
CoR (YtD)
3Q20
2Q21
3Q21

- **Loans:** growth biased to a more profitable business mix.
- **Strong core revenue growth (+4.7% YoY in 9M21)** levered by Fees (+18.0%) and a progressive customer spread stabilization.
- **Costs continue to go down** improving our efficiency ratio by 5.3pp in 2021 to 49.3% in 9M21
- **Strong pre-provision income growth** (+9.2% YoY in 9M21)
- **Asset Quality ratios improving,** with CoR down to 32bps.

3Q21 Results 18

Mexico

Profit & Loss (€m constant)	3Q21	Δ Constant (%) vs 3Q20	Δ Constant (%) vs 2Q21	9M21	Δ Current vs 9M20 (%)	Δ Constant vs 9M20 (%)
Net Interest Income	**1,481**	**4.4**	**5.2**	**4,280**	**6.0**	**4.1**
Net Fees and Commissions	311	15.0	3.7	898	17.7	15.5
Net Trading Income	86	-19.2	-10.3	253	-23.4	-24.8
Other Income & Expenses	38	120.9	-12.1	127	17.9	15.6
Gross Income	**1,916**	**5.7**	**3.7**	**5,558**	**6.1**	**4.1**
Operating Expenses	-668	13.9	3.4	-1,948	11.6	9.5
Operating Income	**1,248**	**1.7**	**3.9**	**3,609**	**3.4**	**1.4**
Impairment on Financial Assets	-327	-18.3	15.7	-1,075	-38.5	-39.7
Provisions & other gains (losses)	9	-39.4	23.7	18	n.s.	n.s.
Income Before Tax	**930**	**10.5**	**0.5**	**2,551**	**50.6**	**47.7**
Income Tax	-257	-2.2	-11.2	-740	51.6	48.7
Net Attributable Profit	**673**	**16.3**	**5.8**	**1,811**	**50.2**	**47.4**

ACTIVITY (SEP-21)
(€ CONSTANT)



YtD +3.4%
YoY
€Bn 53.0
+0.1%
Mortgages 11.1 +8.3%
Consumer 7.8 -0.3%
Credit Cards 4.7 +7.0%
SMEs 3.3 +8.9%
Other Commercial 21.2 -8.7%
Public sector 4.9 +17.0%
Lending(1)



YtD +5.7%
YoY
€Bn 82.5
+5.1%
Demand Deposits 48.3 +9.8%
Time Deposits 9.5 -12.7%
Off-BS Funds 24.6 +4.4%
Cust. Funds(1)

(1) Performing loans and Cust. Funds under management, excluding repos, according to local GAAP

KEY RATIOS

CUSTOMER SPREAD (%)



11.22
10.91
11.12
Yield on loans
9.83
9.99
10.16
Customer spread
1.40
0.92
0.96
Cost of deposits
3Q20
2Q21
3Q21

ASSET QUALITY RATIOS (%)



170.2
117.8
131.0
Coverage
2.29
3.05
2.54
NPL ratio
4.27
2.83
2.70
CoR (YtD)
3Q20
2Q21
3Q21

- Positive loan growth YTD (+3.4%) driven by retail segments (+6.3%), supported by strong dynamism in new lending.
- Accelerating NII growth (+5.2% QoQ) supported by activity recovery towards more profitable segments and an improvement of customer spread (+40bps 9M21 YoY).
- Strong fee income (+15.5% 9M21 YoY) backed on payment services and activity recovery.
- Asset Quality ratios improving QoQ with CoR YTD at 270bps, ahead of expectations thanks to good underlying trends.
- Net Attributable Profit increasing by 47.4% over 9M20

3Q21 Results 19

Turkey

Profit & Loss (€m constant)	3Q21	Δ Constant (%) vs 3Q20	Δ Constant (%) vs 2Q21	9M21	Δ Current vs 9M20 (%)	Δ Constant vs 9M20 (%)
Net Interest Income	635	4.8	19.7	1,651	-25.6	-4.9
Net Fees and Commissions	152	35.8	1.4	443	13.2	44.6
Net Trading Income	63	-7.9	2.8	239	15.9	48.1
Other Income & Expenses	24	47.7	-31.3	81	59.9	104.3
Gross Income	873	8.9	12.6	2,414	-15.8	7.6
Operating Expenses	-245	19.4	-0.3	-734	-7.3	18.5
Operating Income	628	5.3	18.5	1,680	-19.0	3.5
Impairment on Financial Assets	-70	-7.6	35.9	-235	-65.4	-55.8
Provisions & other gains (losses)	13	n.s.	-14.8	59	n.s.	n.s.
Income Before Tax	570	11.8	15.7	1,504	13.5	45.1
Income Tax	-152	36.0	78.5	-323	5.0	34.2
Non-controlling Interest	-212	5.2	2.6	-598	16.1	48.4
Net Attributable Profit	207	4.8	2.6	583	16.1	48.4

ACTIVITY (SEP-21)

(€ CONSTANT; BANK ONLY)


YtD -8.2%
FC
YtD 22.3%
TL
Commercial
Retail
YoY[1]
9.9 -11.1%
29.7%
11.2 23.8%
13.1 35.2%
Lending[2]
YtD -2.0%
FC
Time
Demand
YtD 19.7%
TL
Time
Demand
YoY[1]
8.4 1.9% -4.9%
11.9 7.4%
31.9%
12.0 39.1%
4.5 15.8%
Deposits[2]

(1) FC evolution excluding FX impact.
(2) Performing loans and deposits under management, excluding repos, according to local GAAP.

KEY RATIOS

CUSTOMER SPREAD (%)


4.84
4.70
4.66
FC
6.05
2.88
3.43
TL
3Q20
2Q21
3Q21

ASSET QUALITY RATIOS (%)


81.9
69.2
77.8
Coverage
7.11
7.33
6.51
NPL ratio
2.00
0.97
0.88
CoR (YtD)
3Q20
2Q21
3Q21

- **Loans:** significant TL loan growth (+29.7% YoY), with double digit growth in both retail and commercial.
- **NII: Strong QoQ increase (+19.7%)** consolidating previous quarters' positive trend.
- **Excellent net fees performance (+44.6% 9M21)** across the board supported by higher activity.
- **Sound asset quality** CoR improves to 88bps YtD, better than expected. NPL ratio improving to 6.5%, thanks to strong wholesale recoveries.

3Q21 Results 20

South America

Net Attributable Profit (€m constant)	3Q21	Δ Constant(%) vs 3Q20	Δ Constant(%) vs 2Q21	9M21	Δ Current vs 9M20 (%)	Δ Constant vs 9M20 (%)
Colombia	55	4.8	-4.9	159	55.4	65.0
Peru	25	-34.4	-6.7	79	3.4	21.7
Argentina	28	n.s.	n.s.	42	-49.7	n.s.
Other[1]	16	-39.7	-18.2	58	-7.6	-2.2
South America	124	-19.4	6.4	339	3.9	26.2

Note: Venezuela in current €m
(1) Other includes BBVA Forum, Venezuela, Paraguay, Uruguay and Bolivia.

ACTIVITY (SEP-21)
(€ CONSTANT)



YtD +5.8%
YoY
€Bn 32.5
+6.8%
Colombia 11.8 +5.7%
Peru 14.6 +4.1%
Argentina 3.0 +31.5%
Other 3.2 +5.3%
Lending[1]
YtD +5.0%
YoY
€Bn 49.9
+9.5%
Colombia 13.2 +0.6%
Peru 15.8 +1.2%
Argentina 7.2 +64.6%
Other 13.7 +9.8%
Cust. Funds

Note: Activity excludes repos. Total YoY and YtD variation excludes Paraguay. (1) Performing loans under management.

KEY RATIOS

CUSTOMER SPREAD (%)



6.62
6.30
6.21
5.31
4.91
5.22
16.07
12.21
12.73
3Q20
2Q21
3Q21

COST OF RISK (YTD, %)



2.98
2.27
2.05
2.25
1.85
1.85
2.59
2.76
2.79
3Q20
2Q21
3Q21

- **Colombia:** accelerating loan growth (+5.7% YoY) thanks to both retail & commercial segments. Net Attributable Profit growth driven by core revenues, with both NII (+3.9% 9M21 YoY) and Fees (+31.1%) showing solid growth, and lower impairments.
- **Peru:** Loan evolution (+4.1% YoY) favoured by solid growth in both commercial & retail segments. Strong Gross Income (+9.1% 9M21 YoY), positive jaws, and lower impairments drive Net Attributable Profit improvement in 9M21.
- **Argentina:** positive Net Attributable Profit contribution (42€M in 9M21), despite a higher hyperinflation impact, thanks to strong fee income and contribution to NII from securities portfolios.

3Q2021 in review Excellent results evolution driven by strong core revenues and solid underlying risk performance Customer acquisition boost leveraging our best-in-class digital capabilities At the forefront of the industry in our commitment to sustainability Strong capital generation and capital position, providing ample strategic optionality to grow profitably and increase shareholders distributions €3.5 billion share buyback program, one of the largest in Europe1 (1) ECB authorization for a maximum amount of €3.5 billion, up to 10% of shares. This amount has been calculated as 10% outstanding number of shares (666,788,658) multiplied by share price as of July 22nd (€5.251), reference date for the ECB request.

Investor Day November 18, 2021

Annex Net Attributable Profit 01 08 CET1 Sensitivity to market impacts evolution 02 Gross Income breakdown 09 CET1 YTD evolution & RWAs by business Area 03 P&L Accounts by business unit 10 Book Value of the main subsidiaries 04 Customer spread by country 11 TBV per share & dividends evolution 05 Stages breakdown by business areas 12 Garanti BBVA: wholesale funding Outstanding loan deferrals & loans 06 13 Digital metrics backed by State guarantees 07 ALCO Portfolio, NII Sensitivity and LCRs & NSFRs

01 Net Attributable Profit evolution

3Q21 Results 25 Net Attributable Profit evolution €M +1,646€M 211 3,727 190 70 50 582 754 2,016 -146 9M20 FX Spain Mexico Turkey South America Rest of business Corp. Center 9M21 Effect YoY (%) 160.9 47.4 48.4 26.2 32.1 (constant €) Note: excluding non-recurring impacts (discontinued & corporate operations in 9M20 and 9M21 and net cost related to the restructuring process in 9M21.

02 Gross Income breakdown

3Q21 Results 27 Gross Income breakdown 9M21 Spain 4,550€M Rest of business 30% 568 €M 4% South America 2,294 €M 15% 16% Turkey 2,414 €M 36% Mexico 5,558 €M Note: Figures exclude Corporate Center.

03 P&L Accounts by business unit Rest of Business Corporate Center Argentina (hyperinflation adjustment) Colombia Peru

3Q21 Results 29 Rest of Business – Profit & Loss Profit & Loss Ä (%) Ä (%) (€m) 3Q21 vs 2Q21 vs 3Q20 9M21 vs 9M20 Net Interest Income 70 3.3 -7.5 209 -4.9 Net Fees and Commissions 54 -14.0 -35.4 189 -28.3 Net Trading Income 47 6.0 60.8 156 17.6 Other Income & Expenses -3 n.s. n.s. 14 -59.2 Gross Income 168 -7.9 -15.8 568 -12.6 Operating Expenses -98 -12.1 -11.3 -325 -4.7 Operating Income 69 -1.0 -21.4 243 -21.4 Impairment on Financial Assets 4 -68.4 n.s. 20 n.s. Provisions & other gains (losses) 1 -90.2 n.s. -4 -66.5 Income Before Tax 74 -18.7 28.9 259 30.6 Income Tax -15 -32.9 46.1 -54 30.8 Net Attributable Profit 60 -14.2 25.2 205 30.6

3Q21 Results 30

Corporate Center – Profit & Loss

Profit & Loss (€m)	3Q21	Δ (%) vs 2Q21	Δ (%) vs 3Q20	9M21	Δ (%) vs 9M20
Net Interest Income	**-46**	**21.6**	**28.6**	**-128**	**11.2**
Net Fees and Commissions	-6	-68.3	-58.6	-29	-45.0
Net Trading Income	101	-16.9	n.s.	268	24.2
Other Income & Expenses	11	-89.1	n.s.	95	n.s.
Gross Income	**59**	**-64.1**	**n.s.**	**206**	**n.s.**
Operating Expenses	-226	6.9	10.0	-649	5.0
Operating Income	**-167**	**257.7**	**-40.2**	**-444**	**-24.2**
Impairment on Financial Assets	-2	n.s.	n.s.	-2	n.s.
Provisions & other gains (losses)	6	n.s.	n.s.	-14	-94.2
Income Before Tax	**-163**	**119.1**	**-59.4**	**-459**	**-43.9**
Income Tax	32	n.s.	-69.9	41	-76.3
Non-controlling interest	-11	148.2	n.s.	-15	n.s.
Net Attributable Profit (ex non-recurring impacts)	**-141**	**75.3**	**-51.9**	**-433**	**-32.7**
Discontinued operations and net cost related to the restructuring process[1]	0	n.s.	n.s.	-416	-79.5
Net Attributable Profit (reported)	**-141**	**-79.0**	**-35.9**	**-849**	**-68.2**

(1) Includes the results from US business sold in 1H21, the net cost related to the restructuring process in 2Q21 and the US goodwill impairment in 1Q20.

3Q21 Results 31 Argentina hyperinflation adjustment Profit & Loss 9M21 Hyperinflation 9M21 (€m) (reported) adjustment Ex. Hyperinflation Net Interest Income 709 70 639 Net Fees and Commissions 145 11 134 Net Trading Income 76 8 67 Other Income & Expenses -366 -271 -95 Gross Income 563 -182 745 Operating Expenses -382 -54 -328 Operating Income 181 -236 417 Impairment on Financial Assets (net) -87 -14 -73 Provisions (net) and other gains (losses) -10 0 -10 Income Before Tax 85 -250 335 Income Tax -25 62 -87 Non Controlling Interest -17 64 -81 Net Attributable Profit 42 -125 167

3Q21 Results 32 Colombia – Profit & Loss Profit & Loss Ä (%) Ä (%) (€m constant ) 3Q21 vs 2Q21 vs 3Q20 9M21 vs 9M20 Net Interest Income 191 1.0 4.5 575 3.9 Net Fees and Commissions 20 -7.8 -4.0 63 31.1 Net Trading Income 19 -11.0 -29.3 47 -12.6 Other Income & Expenses -10 9.2 57.1 -23 150.3 Gross Income 220 -1.4 -1.8 662 2.5 Operating Expenses -83 6.0 9.7 -239 5.9 Operating Income 138 -5.4 -7.7 423 0.6 Impairment on Financial Assets -51 -23.7 -20.3 -185 -29.6 Provisions & other gains (losses) 2 -33.0 n.s. -1 -92.5 Income Before Tax 89 8.5 10.7 237 66.9 Income Tax -32 46.3 23.3 -71 69.6 Non-controlling interest -2 -8.3 4.0 -6 87.9 Net Attributable Profit 55 -4.9 4.8 159 65.0

3Q21 Results 33 Peru – Profit & Loss Profit & Loss Ä (%) Ä (%) (€m constant ) 3Q21 vs 2Q21 vs 3Q20 9M21 vs 9M20 Net Interest Income 200 12.6 11.4 553 5.0 Net Fees and Commissions 61 3.6 11.3 173 26.9 Net Trading Income 24 -55.6 -36.8 112 14.0 Other Income & Expenses -9 -12.7 43.5 -27 51.3 Gross Income 276 -1.8 3.7 810 9.1 Operating Expenses -104 2.8 10.3 -301 7.6 Operating Income 173 -4.3 0.0 509 10.0 Impairment on Financial Assets -76 -6.3 85.0 -220 -6.1 Provisions & other gains (losses) -15 24.3 -8.1 -34 -11.9 Income Before Tax 82 -6.4 -28.9 255 34.1 Income Tax -27 -9.3 -20.0 -84 64.2 Non-controlling interest -30 -3.3 -31.0 -92 24.3 Net Attributable Profit 25 -6.7 -34.4 79 21.7

04 Customer Spread by country

3Q21 Results 35 Customer spreads: quarterly evolution AVERAGE 3Q20 4Q20 1Q21 2Q21 3Q21 3Q20 4Q20 1Q21 2Q21 3Q21 Spain 1.89% 1.82% 1.77% 1.76% 1.75% Turkey TL 6.05% 3.90% 2.55% 2.88% 3.43% Yield on Loans 1.89% 1.83% 1.77% 1.75% 1.74% Yield on Loans 12.17% 12.88% 14.30% 15.56% 16.26% Cost of Deposits -0.01% -0.01% 0.00% 0.01% 0.01% Cost of Deposits -6.12% -8.98% -11.75% -12.68% -12.83% Mexico MXN 11.17% 11.08% 11.00% 11.00% 11.17% Turkey FC1 4.84% 4.71% 4.63% 4.70% 4.66% Yield on Loans 12.82% 12.42% 12.20% 12.11% 12.31% Yield on Loans 5.04% 5.07% 5.02% 5.04% 4.89% Cost of Deposits -1.65% -1.34% -1.21% -1.10% -1.15% Cost of Deposits -0.20% -0.36% -0.39% -0.34% -0.24% Mexico FC1 2.98% 2.85% 2.99% 2.96% 2.93% Argentina 16.07% 14.42% 15.48% 12.21% 12.73% Yield on Loans 3.04% 2.90% 3.02% 2.98% 2.95% Yield on Loans 24.79% 25.21% 27.29% 25.45% 26.46% Cost of Deposits -0.06% -0.05% -0.03% -0.02% -0.02% Cost of Deposits -8.71% -10.79% -11.81% -13.25% -13.73% Colombia 6.62% 6.66% 6.51% 6.30% 6.21% Yield on Loans 9.78% 9.43% 9.08% 8.72% 8.63% Cost of Deposits -3.15% -2.77% -2.57% -2.42% -2.41% Peru 5.31% 5.09% 5.05% 4.91% 5.22% Yield on Loans 5.88% 5.51% 5.37% 5.17% 5.46% (1) Foreign currency Cost of Deposits -0.57% -0.43% -0.33% -0.25% -0.24%

3Q21 Results 36 Customer spreads: YoY evolution AVERAGE 9M20 9M21 9M20 9M21 Spain 1.92% 1.76% Turkey TL 6.88% 2.96% Yield on Loans 1.94% 1.75% Yield on Loans 13.24% 15.42% Cost of Deposits -0.01% 0.00% Cost of Deposits -6.36% -12.46% Mexico MXN 10.82% 11.06% Turkey FC1 5.01% 4.66% Yield on Loans 12.92% 12.21% Yield on Loans 5.50% 4.98% Cost of Deposits -2.10% -1.15% Cost of Deposits -0.49% -0.32% Mexico FC1 3.35% 2.96% Argentina 19.14% 13.36% Yield on Loans 3.49% 2.98% Yield on Loans 27.22% 26.38% Cost of Deposits -0.14% -0.02% Cost of Deposits -8.08% -13.02% Colombia 6.47% 6.34% Yield on Loans 10.11% 8.80% Cost of Deposits -3.64% -2.46% Peru 5.69% 5.06% Yield on Loans 6.56% 5.33% (1) Foreign currency Cost of Deposits -0.87% -0.27%

05 Stages breakdown by business areas

3Q21 Results 38 Stages breakdown by business area CREDIT RISK BREAKDOWN BY BUSINESS AREA (SEP-21, €M) Gross Accumulated Gross Accumulated Gross Accumulated BBVA GROUP SPAIN MEXICO Exposure impairments Exposure impairments Exposure impairments Stage 1 320,443 2,123 Stage 1 168,881 661 Stage 1 51,508 775 Stage 2 36,401 2,452 Stage 2 19,354 964 Stage 2 4,372 386 Stage 3 14,864 7,320 Stage 3 8,022 3,627 Stage 3 1,459 752 Gross Accumulated SOUTH Gross Accumulated TURKEY Exposure impairments AMERICA Exposure impairments Stage 1 42,749 266 Stage 1 31,198 395 Stage 2 5,048 600 Stage 2 5,290 430 Stage 3 3,330 1,727 Stage 3 1,731 1,049 Gross Accumulated Gross Accumulated Gross Accumulated COLOMBIA PERU ARGENTINA Exposure impairments Exposure impairments Exposure impairments Stage 1 11,018 142 Stage 1 14,320 178 Stage 1 2,678 48 Stage 2 1,440 174 Stage 2 3,313 200 Stage 2 337 35 Stage 3 695 429 Stage 3 878 508 Stage 3 80 58

06 Outstanding loan deferrals & loans backed by State guarantees

3Q21 Results 40 Prudent deferrals’ classification and proactive provisioning Expired deferrals by stages TOTAL DEFERRALS GRANTED o/w expired As of Sep’21 as a % of total loans €BN % of total loans % Stage 1 Stage 2 Stage 3 Total Group 23.7 6.8% 96% 4.0% 1.9% 0.6% By segment Mortgages 10.6 11.3% 94% 6.5% 2.9% 1.2% Consumer & credit cards 5.6 5.2% 99% 3.2% 1.4% 0.6% SMEs & corporates 7.4 5.1% 96% 3.0% 1.7% 0.2% By country Spain 6.0 2.9% 85% 1.2% 0.8% 0.4% Mexico 9.6 17.5% 100% 12.6% 3.9% 1.0% Turkey 2.8 6.6% 100% 2.6% 3.6% 0.4% Peru 2.2 13.0% 97% 8.3% 3.0% 1.3% Colombia 2.9 22.8% 98% 14.1% 5.7% 2.7% Argentina 0.2 5.4% 100% 2.9% 1.9% 0.6% Data according to EBA criteria, excluding loans that have been cancelled. COVERAGE ABOVE PEERS NPL COVERAGE RATIO (BBVA AS OF SEP-21, PEERS1 AVERAGE AS OF JUN-21) Group Spain Turkey 80% 65% 78% vs 64% European vs 58% Spanish vs 67% Turkish peers avg peers avg Private peers avg (1) European peer group : BARC, BNPP, CASA, CS, CMZ, DB, HSBC, ISP, LBG, NWG, SAN, SG, UBS; UCG. Spanish peer group: CABK exBPI, SAB exTSB, SAN Spain, BKT. Turkish peer Group: AKBNK, ISCTR, YKBNK.

Outstanding loan deferrals OUTSTANDING DEFERRALS (SEP-21) €bn % of loans Total Group 1.0 0.3% Spain 0.9 0.4% Mexico 0.0 0.0% Turkey 0.0 0.0% Peru 0.1 0.4% Colombia 0.0 0.4% Argentina 0.0 0.0% Data according to EBA criteria, excluding loans that have been cancelled.

3Q21 Results 42 Government backed loans € BN; SEP’21 (2) (3) GROUP SPAIN MEXICO TURKEY ARGENTINA COLOMBIA PERU Loans Weight Loans Weight Loans Weight Loans Weight Loans Weight Loans Weight Loans Weight Households 1.3 0.8% 1.1 1.1% 0.0 0.0% 0.0 0.0% 0.0 2.4% 0.0 0.5% 0.1 2.6% Corporates & SMEs 14.9 10.3% 12.0 15.0% 0.0 0.0% 0.1 0.3% 0.0 0.7% 0.2 5.5% 2.6 26.2% Other 0.0 0.0% 0.0 0.1% 0.0 0.0% 0.0 0.0% 0.0 0.0% 0.0 0.1% 0.0 0.0% Total Outstanding 16.2 4.7% 13.2 6.3% 0.0 0.0% 0.1 0.2% 0.0 1.2% 0.2 1.8% 2.7 16.1% % guaranteed by the State 77.8% 75.0% - 80.0% 99.9% 79.1% 91.0% Note: data according to EBA criteria as of September 30, 2021. (1) Excludes undrawn commitments. (2) Includes mainly Spain, Rest of business and the NY branch. If we also consider undrawn credit lines, BBVA Spain has granted a total of 20.8 billion € ICO loans as of September 30, 2021 (of which 13.2 billion € is the outstanding drawn amount). (3) Garanti bank-only.

07 ALCO Portfolio, NII Sensitivity and LCRs & NSFRs

3Q21 Results 44 ALCO portfolio ALCO PORTFOLIO BREAKDOWN BY REGION (€ BN) 44.1 48.7 47.7 Amort Cost Fair Value (HTC) (HTC&S) 3.9 4.1 4.0 September 2021 (€BN) (€BN) (duration) South America 9.8 9.8 South America 0.2 3.8 1.1 years 7.9 Mexico 6.6 Mexico 2.0 7.8 3.4 years 7.1 7.0 Turkey Turkey 3.4 3.6 4.2 years Euro 14.9 12.0 3.8 years 25.2 28.2 26.9 Euro1 Spain 11.2 3.4 Italy 3.7 5.0 Rest 0.1 3.5 Sep-20 Jun-21 Sep-21 (1) Figures exclude SAREB senior bonds (€4.5bn as of Sep-20, Jun-21 and Sep-21) and High Quality Liquid Assets portfolios (€20.2bn as of Sep-20, €21.4bn as of Jun-21 and €19.1bn as of Sep-21) . EURO ALCO PORTFOLIO MATURITY PROFILE EURO ALCO YIELD HQLA2 PORTFOLIO (€ BN) (SEP-21, %) (SEP-21, €) 22.9 19.1bn 2.1 1.0% 1.2 0.7 4Q21 2022 2023 >=2024 (2) Note: HQLA – High Quality Liquid Assets

3Q21 Results 45 NII sensitivity to interest rates movements ESTIMATED IMPACT ON NII IN THE NEXT 12 MONTHS TO PARALLEL INTEREST RATE MOVEMENTS (%) NII SENSITIVITY TO +100 BPS NII SENSITIVITY TO -100BPS 25% 0% 20% -5% 15% -10% 10% -15% 5% -20% 0% -25% Euro Mexico Euro Mexico Note: NII sensitivities calculated as moving averages of the last 12 months’ balance sheets as of Aug’21, using our dynamic internal model. Euro NII sensitivity to downward rates according to the EBA’s “parallel-down” shock scenario. Mexico NII sensitivity for +100bps breakdown: : MXN sensitivity +1.7% and USD sensitivity +1.2%.

3Q21 Results 46 Liquidity and funding ratios BBVA GROUP AND SUBSIDIARIES LCR & NSFR (SEP-21) BBVA GROUP Euro Mexico Turkey S. America LCR 170% (209%1) 197% 219% 169% All countries >100% NSFR 135% 126% 143% 158% All countries >100% (1) LCR of 170% does not consider the excess liquidity of the subsidiaries outside the Eurozone. If these liquid assets are considered the ratio would reach 209%. Both LCR and NSFR significantly above the 100% requirements at a Group level and in all banking subsidiaries

08 CET1 Sensitivity to market impacts

3Q21 Results 48 CET1 Sensitivity to Market impacts1 TO A 10% DECLINE IN TELEFONICA’S SHARE PRICE (SEP-21) TO A 10% CURRENCY DEPRECIATION (SEP-21) -3bps MXN -5bps TRY 0bps TO +100 BPS MOVEMENT IN THE USD +18bps SPANISH SOVEREIGN BOND (SEP-21) - 13bps (1) CET1 sensitivity considering the FL capital ratio as of Sep 30th,2021.

09 CET1 YTD evolution & RWAs by business area

3Q21 Results 50

Capital YTD Evolution

/ CET1 FULLY-LOADED – BBVA GROUP

YTD EVOLUTION (%, BPS)


11.73%
+112 bps
-45 bps
+5 bps
-26 bps
-17bps
12.01%
+272bps
-25 bps
14.48%
Dec-20
Results
Dividend Accrual & AT1 Coupons
RWAs (constant €)
Regulatory impacts
Others (1)
Sep-21 (excl. non-recurring items)
BBVA Paraguay & BBVA USA sale impact
Restructuring process
Sep-21

(1) Includes, among others, minority interests and market related impacts.

3Q21 Results 51 Risk-Weighted Assets by business area Fully-Loaded RWAs Breakdown by business area (€m) Sep-20 Jun-21 Sep-21 Spain 106,859 112,030 108,921 Turkey 50,131 53,554 55,233 Mexico 53,464 62,396 61,162 South America 40,087 39,113 40,849 Argentina 5,987 5,548 6,180 Chile 2,141 1,700 1,603 Colombia 12,080 12,951 13,387 Peru 16,439 16,469 17,305 Others 3,440 2,444 2,375 Rest of business 25,516 28,487 27,193 Corporate Center 68,158 9,963 9,189 BBVA Group 344,215 305,543 302,548

10 Book Value of the main subsidiaries

3Q21 Results 53 Book Value of the main subsidiaries1,2 € BN; SEP’21 Mexico 12.6 Turkey 3.8 Colombia 1.3 Argentina 1.0 Peru 1.0 Chile 0.3 Venezuela 0.1 (1) Includes the initial investment + BBVA’s undistributed results + FX impact + other valuation adjustments. The Goodwill associate to each subsidiary has been deducted from its Book Value. (2) Turkey includes the Garanti Group.

11 TBV per share & dividends evolution

3Q21 Results 55 Shareholders’ return: TBV per share & dividends evolution TBV PER SHARE & DIVIDENDS (€ PER SHARE) +12.3% TBV Dividends 6.40 6.55 6.05 6.15 1 0.14 1 5.84 0.06 6.34 6.41 Sep-20 Dec-20 Mar-21 Jun-21 Sep-21 (1) April 2021 dividend per share (0.06 €) and October 2021 dividend per share (0.08€)

12 Garanti BBVA: wholesale funding

3Q21 Results 57

Turkey – Liquidity & funding sources

- **Solid liquidity position:**
  - Total LTD ratio is at 92.5%, increasing by +1 p.p in 3Q21 mainly driven by TRY LtD
  - Foreign currency loans decreased by USD 0.3 Bn to c. USD 11.6 Bn in 3Q21
  - Liquidity ratios above requirements: Liquidity Coverage Ratio (EBA) of 169% vs ≥100% required in 3Q21
- **Limited external wholesale funding needs:** USD 7.1 Bn

FC liquidity buffers

- Short Term Swaps
- Unencumbered FC securities
- FC Reserves under ROM[1]
- Money Market Placements

c. USD 12 Bn FC liquidity buffer

Note 1: All figures are Bank-only, as of Sept 2021
Note 2: Total Liquidity Buffer is at c. USD 8.7 Bn.
(1) ROM: Reserve Option Mechanism in FC valid until Sep 30th

External wholesale funding maturities[2]

(USD Bn)



Total 12M: USD 2.7 bn
0.8
0.1
0.9
0.9
4.4
4Q21
1Q22
2Q22
3Q22
>3Q22
Covered Bond
Subdebt
Syndication
Securitisation
Eurobond
Other[3]

USD 7.1 Bn total maturities

(2) Includes TRY covered bonds and excludes on balance sheet IRS transactions
(3) Other includes mainly bilateral loans, secured finance and other ST funding

Ample liquidity buffers and limited wholesale funding maturities

13 Digital metrics Digital & mobile customers Digital sales

3Q21 Results 59 Outstanding trends in digital and mobile clients DIGITAL CUSTOMERS MOBILE CUSTOMERS MILLION CUSTOMERS, % MILLION CUSTOMERS, % +36% +43% 40.1 37.9 31.8 34.3 26.5 29.5 Sep-19 Sep-20 Sep-21 Sep-19 Sep-20 Sep-21 CUSTOMER PENETRATION RATE CUSTOMER PENETRATION RATE 56.2% 62.3% 67.5% 50.6% 57.8% 63.9% Note: data excluding USA, Paraguay and Chile.

3Q21 Results 60 Leveraging digital capabilities to grow sales through digital channels (% OF TOTAL SALES YTD, # OF TRANSACTIONS AND PRV1) UNITS PRV GROUP SPAIN MEXICO 67.4 72.2 69.0 67.0 61.6 63.4 57.7 56.3 51.6 62.0 UNITS 54.5 51.1 47.4 43.6 50.8 43.8 42.4 42.1 PRV Sep-19 Sep-20 Sep-21 Sep-19 Sep-20 Sep-21 Sep-19 Sep-20 Sep-21 TURKEY COLOMBIA PERU 87.4 89.9 86.8 79.6 81.2 83.2 58.3 58.8 46.2 54.6 47.2 49.0 38.2 35.6 34.5 34.2 24.9 26.1 Sep-19 Sep-20 Sep-21 Sep-19 Sep-20 Sep-21 Sep-19 Sep-20 Sep-21 Note: Group excludes USA, Venezuela, Chile and Paraguay. (1) Product Relative Value as a proxy of lifetime economic representation of units sold.

BBVA

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: October 29, 2021
By: /s/ María Ángeles Peláez Morón
Name: María Ángeles Peláez Morón
Title: Authorized representative